                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934 FOR THE
                  FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:


      Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                                                Page
                                                                                                ----
        Report of Independent Auditors                                                             3

        Statements of Financial Condition -
          December 31, 1998 and 1997                                                               4

        Statements of Income and Changes in Plan Equity -
          For the years ended December 31, 1998, 1997, and 1996                                    5

        Notes to Financial Statements                                                              6

        Exhibit
             Consent of Independent Auditors                                                      11

                         Report of Independent Auditors


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the
Plan) as of December 31, 1998 and 1997, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 1998 and 1997, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


Columbus, Ohio
March 30, 1999


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



                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                        STATEMENTS OF FINANCIAL CONDITION

                                                          December 31,
                                                       1998         1997
                                                    ----------   ----------
ASSETS
------

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 79,453 shares in 1998
      and 113,403 shares in 1997;
      Cost: $1,096,404 in 1998 and $1,590,957
      in 1997 (Note 4)                              $2,388,516   $4,082,581
Contributions, income and other receivables            143,492       22,368
Cash and cash equivalents (Note 2)                         955       19,804
                                                    ----------   ----------
     TOTAL ASSETS                                   $2,532,963   $4,124,753
                                                    ==========   ==========


LIABILITIES AND PLAN EQUITY
---------------------------

Stock purchase payable and other liabilities        $  122,952   $   42,121

Plan Equity
                                                     2,410,001    4,082,632
                                                    ----------   ----------

      TOTAL LIABILITIES AND PLAN EQUITY             $2,532,963   $4,124,753
                                                    ==========   ==========



  See notes to financial statements.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND

                           TAX SAVINGS PLAN AND TRUST

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                     Year ended December 31,
                                               1998           1997           1996
                                            -----------    -----------    -----------
Investment income:
  Cash dividends on Huntington Bancshares
     Incorporated Common Stock              $    75,784    $    83,418    $    72,117
  Interest                                        1,330            260            163
                                            -----------    -----------    -----------
                                                 77,114         83,678         72,280

Realized gains on investments (Note 4)          766,692         43,407         66,836

Unrealized (depreciation) appreciation of
     investments (Note 4)                    (1,199,512)     1,270,631        375,420
Contributions:
        Employees                               169,405        117,192        123,143
        Employer                                 71,890         87,895         92,358
                                            -----------    -----------    -----------
                                                241,295        205,087        215,501

Distributions                                (1,558,220)       (88,839)      (159,936)
                                            -----------    -----------    -----------

Net (decrease) increase in Plan Equity       (1,672,631)     1,513,964        570,101

Plan Equity - Beginning of Period             4,082,632      2,568,668      1,998,567
                                            -----------    -----------    -----------

Plan Equity - End of Period                 $ 2,410,001    $ 4,082,632    $ 2,568,668
                                            ===========    ===========    ===========



  See notes to financial statements.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998

   Note 1 - Summary of Accounting Policies
   ---------------------------------------

   Description of the Plan
   -----------------------

   Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, February 9, 1990, and November 19, 1997. The following summary describes the Plan as amended and restated.

   The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for eligible employees of Huntington and its related companies who are unable to make contributions to the Huntington Investment and Tax Savings Plan (the "Qualified Plan") because the employees have made the maximum elective deferrals under Internal Revenue Code section 402(g) or the maximum elective contributions under the terms of the Qualified Plan. Prior to January 1, 1998, eligible employees are defined as individuals who are unable to defer compensation by Internal Revenue Code sections 402(g) or 401(a)(17), respectively. Effective January 1, 1998, eligible employees are defined as individuals who are determined by the Compensation and Stock Option Committee of the Huntington Board of Directors to be members of a select group of management or highly compensated employees and who are designated by such committee to be Eligible Employees under the Plan.

   Each eligible employee may elect to have all or any portion of the pre-tax contributions that he or she elected to defer under the Qualified Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

   Concurrently with the payment of the participant's supplemental pre-tax contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant. Before April 1, 1998, the matching contributions were equal to 75% of the participant's supplemental pre-tax contributions to the Plan. Effective April 1, 1998, the matching contributions were equal to 100% of the participant's supplemental pre-tax contributions to the Plan up to the first 3% of the participant's compensation and 50% of the participant's supplemental pre-tax contributions to the Plan on the 4th and 5th percent of the participant's compensation. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock ("Common Stock"), or a combination thereof.

   Amounts held in the trust fund are invested by the Trustee in Common Stock. The Trustee maintains a separate account for each participant, which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested at all times.

   Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

   The Plan is administered by an administrative committee (the "Committee"), which is appointed annually by Huntington's Board of Directors (the "Board"). The Committee members serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

   The Board may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

   Investments
   -----------

   The Trustee invests contributed amounts primarily in Common Stock. These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

   Distributions
   -------------

   Distributions are made from the Plan in shares of Common Stock and are reported at market value.

   Income and Expenses
   -------------------

   Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $23,800, $10,954, and $8,083, for 1998, 1997, and 1996, respectively.


   Note 2 - Cash Equivalents
   -------------------------

   The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Funds.


   Note 3 - Federal Income Taxes
   -----------------------------

   The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matching contributions are made to the Plan, when Common

  Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code. Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.



  Note 4 - Net Realized and Unrealized Appreciation of Investments
  ----------------------------------------------------------------

  The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1998:

                                          1998          1997           1996
                                      -----------    -----------   -----------
Aggregate proceeds                    $ 1,558,220    $    88,839   $   159,936
Aggregate cost                            791,528         45,432        93,100
                                      -----------    -----------   -----------
Net realized gains                    $   766,692    $    43,407   $    66,836
                                      ===========    ===========   ===========

                                          1998          1997           1996
                                      -----------    -----------   -----------
Market value                          $ 2,388,516    $ 4,082,581   $ 2,549,615
Cost                                    1,096,404      1,590,957     1,328,622
                                      -----------    -----------   -----------

Accumulated unrealized appreciation   $ 1,292,112    $ 2,491,624   $ 1,220,993
                                      ===========    ===========   ===========

Change in accumulated unrealized
  appreciation between years          $(1,199,512)   $ 1,270,631   $   375,420
                                      ===========    ===========   ===========


   Note 5 - Year 2000 (Unaudited)
   ------------------------------

   The Year 2000 problem is the result of many existing computer programs using only the last two-digits, as opposed to four digits, to indicate the year. Such computer systems may be unable to recognize a year that begins with "20" instead of "19". If not corrected, many computer programs could cause systems to fail or other computer errors, leading to possible disruptions in operations or creation of erroneous results.

   Huntington, in an enterprise-wide effort, is taking steps to ensure that its internal systems are


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



   secure from such failure and that its current products will perform. Huntington's Year 2000 Plan addresses all systems, software, hardware, and infrastructure components, including those of the Plan. Huntington, on behalf of the Plan, prioritized the various systems that could be affected by the Year 2000, including those maintained by the Plan's third party vendors, suppliers, and service providers. Efforts to ensure compliance of core systems deemed critical have been substantially completed. In addition, Huntington is presently working with the Plan's business partners and suppliers to ensure the potential problem is adequately addressed. None of the costs associated with compliance efforts have been or will be borne by the Plan.

   The Year 2000 problem is unique in that it has never previously occurred; thus, it is not possible to completely foresee or quantify the overall or any specific financial or operational impacts to Huntington, the Plan, or to third parties which provide critical services to the Plan. Huntington has, however, implemented several proactive processes to identify and mitigate risk involving systems and processes over which it has control. Huntington's senior management believes successful modifications to existing systems and conversions to new systems will substantially reduce the risk of Year 2000 disruption to the systems or processes of Huntington and the Plan.





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                                   SIGNATURES
                                   ----------



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST




   Date:  March 30, 1999           By: /s/ Leslie P. Ridout
         ------------------------     ---------------------------------------
                                           Leslie P. Ridout, Jr.
                                           Executive Vice President
                                           Huntington Bancshares Incorporated


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                                             Exhibit to the Annual Report
                                             (Form 11-K) of the
                                             Huntington Supplemental
                                             Stock Purchase and Tax
                                             Savings Plan and Trust
                                             for the year ended
                                             December 31, 1998




                         Consent of Independent Auditors


We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 33-44208) pertaining to the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust and in the related Prospectus of our report dated March 30, 1999, with respect to the financial statements of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                           /s/ Ernst & Young LLP





Columbus, Ohio
March 30, 1999


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